WOODSIDE

RECEIVED
2006 JAN 18 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

3 January 2006

06010281

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Drilling Report – Mauritania Offshore Drilling Update, lodged with the Australian Stock Exchange on 3 January 2006.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
JAN 20 2006
THOMSON FINANCIAL

Rebecca Sims
Compliance Officer

1/19

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 3 JANUARY 2006
10:00AM (WST)

WOODSIDE

MEDIA
PETER KERMODE
W: + 61 8 9348 1195
M: + 61 411 209 459
E: peter.kermode@woodside.com.au

INVESTORS
CRAIG DETTMAN
W: + 61 8 9348 4067
M: + 61 409 371 400
E: craig.dettman@woodside.com.au

Mauritania Offshore Drilling Update

Woodside Petroleum Ltd. reports the following activity by its wholly-owned subsidiaries Woodside Mauritania Pty. Ltd. and WEL Mauritania B.V. offshore Mauritania since the last report issued on 23 December 2005.

PSC Area C, Block 6: Zoulé-1 Exploration Well

The *'Stena Tay'* drill rig resumed exploration drilling for Woodside Operated Joint Ventures in Mauritania.

The Zoulé-1 exploration well was spudded on 25 December 2005 in a water depth of 783 metres and drilled to a depth of 2,628 metres where $9^5/_8$ inch casing was set. At midnight on 2 January 2006, preparations were underway to commence drilling an 8½ inch hole to the Cretaceous objective. Zoulé-1 has a planned total depth of approximately 3,730 metres.

General

All reported drilling depths are referenced to the rig rotary table and all times are Universal Time (UTC) (Mauritanian time).

The locations of planned exploration wells and the Chinguetti Oil Field are shown on the attached map.

Participating Interests in the Chinguetti Joint Venture and relevant PSC areas are:

Company	Chinguetti Joint Venture	PSC-A	PSC-B	PSC-C, Block 6
Woodside group companies (Operator)	47.38448%	53.846%	53.846%	37.578%
Hardman group companies	19.00800%	24.3%	21.6%	22.422%
Société Mauritanienne des Hydrocarbures [formerly GPC]	12.00000%	--	--	--
BG group companies	10.23440%	13.084%	11.63%	--
Premier group companies	8.12328%	--	9.231%	--
ROC Oil group companies	3.24984%	4.155%	3.693%	5.0%
Fusion group companies	--	4. 615%	--	--
Petronas Carigali Overseas Sdn Bhd	--	--	--	35.0%



Location Map
MAURITANIA PSC BLOCK 7
Pelican-1
Zoulé-1
Thon-1
MAURITANIA PSC AREA C6
Doré
MAURITANIA PSC AREA B
Poune-1
Nouakchott
Tiof
Espadon-1A
Merou-1
Chinguetti
Joint Venture
Tevet
Banda
1&2
Chinguetti
Field
Capitaine-1A
Labeidna-1
Chinguetti
Exploitation
Perimeter
Sotto-1 ST1
Mauritania
Colin
MAURITANIA PSC AREA A
Dorade-1
MAURITANIA PSC AREA C2
N
W
E
S
0
50
kilometres
Scale
WGS 84, UTM Zone 28 CM 15° W

LOCATION OF WOODSIDE-INTEREST WELLS, DISCOVERIES AND PLANNED EXPLORATION WELLS

WOODSIDE